August 20, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Division of Corporation Finance

Office of Manufacturing

Attention: Dale Welcome

Re:	Request for Effectiveness for Meredith Corporation
Registration Statement on Form S-4 (File No. 333-258721)

Dear Mr. Welcome:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Meredith Corporation and the additional registrants listed in the captioned registration statement (the “Registrants”) hereby respectfully request that the effectiveness of the above-referenced Registration Statement be accelerated to 9:00 a.m. Eastern Time, on August 25, 2021, or as soon thereafter as practicable. In making this acceleration request, the Registrants acknowledge that they are aware of their responsibilities under the Act. The Registrants respectfully request that you notify Darah Protas of Cooley LLP at (202) 962-8332 or, in her absence, Darren DeStefano of Cooley LLP at (703) 456-8034 of such effectiveness and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Protas or Mr. DeStefano at the telephone numbers above.

Very truly yours,

MEREDITH CORPORATION

By:	/s/ John S. Zieser
Name: John S. Zieser
Title: Chief Development Officer, General Counsel and Secretary
MEREDITH SHOPPER MARKETING, LLC KVVU BROADCASTING CORPORATION

By:	/s/ John S. Zieser
Name: John S. Zieser
Title: Secretary

ALLRECIPES.COM, INC.	TI BOOKS HOLDINGS LLC

BIZRATE INSIGHTS INC.	TI CIRCULATION HOLDINGS LLC

BOOK-OF-THE-MONTH CLUB, INC.	TI CONSUMER MARKETING, INC.

COZI INC.	TI CORPORATE HOLDINGS LLC

EATING WELL, INC.	TI CUSTOMER SERVICE, INC.

ENTERTAINMENT WEEKLY INC.	TI DIRECT VENTURES LLC

HEALTH MEDIA VENTURES INC.	TI DISTRIBUTION HOLDINGS LLC

HELLO GIGGLES, INC.	TI DISTRIBUTION SERVICES INC.

KPHO BROADCASTING CORPORATION	TI GOTHAM INC.

KPTV-KPDX BROADCASTING CORPORATION	TI INC. AFFLUENT MEDIA GROUP

MEREDITH PERFORMANCE MARKETING, LLC	TI INC. BOOKS

MNI TARGETED MEDIA INC.	TI INC. LIFESTYLE GROUP

MYWEDDING, LLC	TI INC. PLAY

NEWSUB MAGAZINE SERVICES LLC	TI INC. RETAIL

NSSI HOLDINGS INC.	TI INC. VENTURES

SELECTABLE MEDIA INC.	TI INTERNATIONAL HOLDINGS INC.

SPORTS DIGITAL GAMES, INC.	TI LIVE EVENTS INC.

SOUTHERN PROGRESS CORPORATION	TI MAGAZINE HOLDINGS LLC

SYNAPSE GROUP, INC.	TI MARKETING SERVICES INC.

TI ADMINISTRATIVE HOLDINGS LLC	TI MEDIA SOLUTIONS INC.

TI MEXICO HOLDINGS INC.

TI PAPERCO INC.

TI SALES HOLDINGS LLC

TI PUBLISHING VENTURES, INC.

VIANT TECHNOLOGY HOLDING INC.

By:	/s/ Norbert W. Kaut

Name:	Norbert W. Kaut
Title:	Secretary

cc:	Jason Frierott, Chief Financial Officer
Kevin Mills, Cooley LLP
Aaron Binstock, Cooley LLP
Darren DeStefano, Cooley LLP
Darah Protas, Cooley LLP